UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F |_| Form 40-F |X|

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes |_| No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.
CINAR Corporation (Registrant)

Date: September 23, 2003	By:	(signed) Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated September 23, 2003 - CINAR - Special Meeting Of Shareholders Called For December 11, 2003

SPECIAL MEETING OF SHAREHOLDERS CALLED FOR DECEMBER 11, 2003

MONTREAL, Canada, September 23, 2003 — Following a shareholder’s requisition, the Board of Directors of CINAR Corporation has called a special meeting of shareholders for December 11, 2003. The Board is reserving the right to convene the meeting on an earlier date if appropriate arrangements can be made in compliance with applicable securities rules.

The request for a special meeting of shareholders was submitted by Chap-Cap Partners, L.P. on August 29, 2003. In order to prepare the proxy-related materials required to be sent to shareholders of the Company, the Board has asked Mr. Chapman to provide a list of nominees for election to the Board of Directors. The provisions of the Canada Business Corporations Act do not permit a form of proxy to confer authority to vote on the election of directors unless bona fide proposed nominees for election are named in the form of proxy or a proxy circular.

Once the Board receives the information to be included in the proxy circular regarding the upcoming meeting, it will be in a position to commence the preparation and dissemination of proxy-related materials.

CINAR Corporation is an integrated entertainment and education company involved in the development, production and post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR’s website is (www.cinar.com).

For further information, please contact:

Nathalie Bourque Tel: (514) 843-2309